

Filed pursuant to Rule 497(a)
File No. 333-261444
Rule 482ad

EAGLE POINT INSTITUTIONAL INCOME FUND REPORTS DECEMBER 2023 FINANCIAL RESULTS, INCREASES ANNUALIZED DISTRIBUTIONS TO 9.0% AND ANNOUNCES TOTAL NET ANNUAL RETURN OF 12.3%

GREENWICH, CT – March 5, 2024 – Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser"), a specialist credit asset manager with over $9.1 billion of assets under management,[1] announced that Eagle Point Institutional Income Fund (the "Fund"), a non-traded closed-end fund registered under the Investment Company Act of 1940, reported financial results for the year ended December 31, 2023. During the year, the Fund paid total distributions of $0.908 per share to shareholders and generated net investment income of $1.40 per share, well in excess of distributions paid during the period. The Fund's net asset value ("NAV") per share as of December 31, 2023 was $10.23, compared to NAV per share of $9.97 as of December 31, 2022. The Fund generated a total net return of 12.3% for the year.[2]

Given the Fund's continued positive performance and outlook going forward, the Fund declared an increase to the Fund's annualized distribution rate from 8.5% to 9.0% beginning April 2024, representing a 5.9% increase in annual distributions.[3] The distribution paid on January 31, 2024 represented the Fund's nineteenth consecutive monthly distribution since commencing operations. Lastly, the Fund reported its NAV per share as of January 31, 2024 of $10.37, representing an increase of 1.4% compared to the NAV per share as of December 31, 2023.

Thomas Majewski, the Fund's Chairman and Chief Executive Officer, said, "Throughout 2023, Eagle Point Institutional Income Fund delivered consistent distributions to its shareholders while preserving principal value. By co-investing alongside other CLO-focused funds and accounts managed by Eagle Point, the Fund benefits from the scale and institutional nature of our Adviser's broader investment platform."

Eagle Point Institutional Income Fund seeks to provide investors with an attractive income stream by investing primarily in diversified pools of senior secured loans called collateralized loan obligations ("CLOs"). As of December 31, 2023, the Fund's portfolio of 40 CLO equity investments provided exposure to 1,283 different U.S. companies across 63 different industries.[4]

The Fund currently offers its shares on a continuous basis via monthly closings. Please refer to the Fund's annual report available at www.EPIIF.com for additional information on the Fund's financial results for the year ended December 31, 2023.

About Eagle Point Credit Management LLC

Eagle Point is a specialist investment manager focused on overlooked and underserved credit markets, including equity and junior debt tranches of CLOs, regulatory capital relief transactions, Portfolio Debt Securities[5] and Strategic Credit investments. As of December 31, 2023, Eagle Point has over $9.1 billion in assets under management[1] and 71 professionals. Eagle Point is headquartered in Greenwich, Connecticut.

Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the Fund's filings

with the U.S. Securities and Exchange Commission ("SEC"). The Fund undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Securities Disclosure

This press release is provided for informational purposes only, does not constitute an offer to sell securities of the Fund and is not a prospectus. Such offering is only made by the Fund's prospectus, which includes details as to the Fund's offering and other material information. Securities offered through Eagle Point Securities LLC, member FINRA and SIPC, and an affiliate of Eagle Point. Investing in the Fund involves risk of loss of some or all principal invested. Speak to your tax professional prior to investing. This is neither an offer to sell nor a solicitation to purchase any security. Please refer to the prospectus available at www.EPIIF.com for additional information about the Fund. The prospectus should be read carefully before investing.

Contacts

Investor Relations:
203-340-8560
EPIIF@eaglepointcredit.com
www.EPIIF.com

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[1] As of December 31, 2023, includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.

[2] Total return is for the year ended December 31, 2023 and reflects the percent change in NAV per share from the beginning of the period, plus the amount of any distribution per share declared in the period. Return calculation assumes reinvestment of distributions pursuant to the Fund's distribution reinvestment plan and is net of all Fund expenses, including general and administrative expenses, transaction related expenses, amortization of offering costs, management and incentive fees, and expense limitation and fee waiver being in effect during the performance periods (if any). The Fund charges a maximum upfront sales load of 6.75%. Total return does not reflect the Fund's upfront sales load. If reflected, the Fund's total return would have been lower. Past performance is not indicative of, or a guarantee of, future performance. Return information is not a measure used under GAAP. Valuations based upon unaudited reports may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated. Performance reflects certain expense limitation and fee waiver arrangements in effect during the periods shown. Absent these arrangements, the Fund's performance would have been lower. Certain expenses paid by Eagle Point Credit Management or its affiliates on the Fund's behalf are subject to reimbursement by the Fund for up to three years (which reimbursement would have the effect of reducing the Fund's performance). Performance does not reflect the impact of federal, state or local taxation to which an investor may be subject.

[3] Annualized distribution rate reflects distributions paid in January 2024, annualized, and divided by the December 31, 2023 public offering price per share (i.e., the Fund's NAV per share as of such date plus an assumed maximum sales load of 6.75%). The annualized distribution rate is not a guarantee of future returns and future performance may vary. The timing and frequency of distribution payments is not guaranteed. Such variance may be material and adverse, including the potential for full loss of principal and no distributions. In considering returns, investors should bear in mind that historical performance is not a guarantee, projection or prediction and is not indicative of future results. Actual net returns in any given year may be lower than the historical returns. Investment return and principal value of any investment will fluctuate and may be worth more or less than the amount initially invested. Distribution payments are not guaranteed. Distributions may be comprised of any combination of 1) net investment income and/or 2) net capital gain, and, if the Fund distributes an amount in excess of net investment income and net capital gains, a portion of such distribution will constitute a return of capital. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Fund's investment performance and should not be confused with "yield" or "income." A return of capital distribution may reduce the amount of investable funds. The actual components of the

Fund's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Fund and are thereafter reported to shareholders on Form 1099-DIV.

[4] The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity held by the Fund as of December 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Fund based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Fund relating to December 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2023 and this data may not be representative of current or future holdings. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Fund's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices.

[5] Eagle Point defines "Portfolio Debt Securities" primarily as debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as BDCs, registered closed-end investment companies, unregistered private funds, REITs and sponsors of such vehicles, to finance a portion of their underlying investment portfolios.